Exhibit 99.1

JMU Limited Reports Unaudited Third Quarter 2018 Financial Results

SHANGHAI, Nov. 29, 2018 /PRNewswire/ -- JMU Limited (the "Company" or "JMU") (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced its financial results for the three months ended September 30, 2018.

Third Quarter 2018 Highlights

•	Revenues in the third quarter of 2018 were US$28.7 million, representing an increase of 5.6% from US$27.1 million in the third quarter of 2017.

•	Gross profit was US$401.1 thousand in the third quarter of 2018, representing an increase of 166.3% from US$150.6 thousand in the third quarter of 2017.

•	B2B online platform recorded gross billing of RMB 2,615 million (US$381 million) in the third quarter of 2018, measured in terms of gross merchandise value ("GMV"), decreasing 51.5% from gross billing of RMB5,391 million (US$810 million) in the third quarter of 2017, which was mainly due to the Company's focusing on ready-to-cook and ready-to-eat products development.

•	Active customer accounts were 32,314 as of September 30, 2018, decreasing 1.4% from 32,775 as of September 30, 2017.

•	Third-party sellers on the Company's online marketplace decreased to 13,646 compared to 14,364 as of September 30, 2017.

Ms. Xiaoxia Zhu, Co-chairperson and Chief Executive Officer, commented, "As we are focusing on the development of our ready-to-cook and ready-to-eat products, we are pleased to report another quarter of revenue growth as customer acceptance continues to grow in this area. We optimized our operating structure by cooperating with source suppliers for our ready-to-cook and ready-to-eat products, which decreased the number of intermediaries and reduced related expenses, resulting in a 64.1% decrease in our operating expenses year over year.

"The fourth quarter will be a peak season for our business, since the order volume is expected to increase due to year-end celebrations and traditional Chinese holidays. We continue to optimize our products and introduce new products to meet customer demand and are also benefiting from broader brand recognition from our increased number of tasting events. We will also keep improving our operational efficiency to better serve our customers, and expanding our market share in key areas. We are committed to establishing a sustainable growth path that can help us achieve profitability and benefit our shareholders."

Third Quarter 2018 Financial Performance

Revenues were US$28.7 million for the third quarter of 2018, representing an increase of 5.6% from US$27.1 million in the third quarter of 2017. The growth of revenue in the third quarter of 2018 was mainly due to the increase in order volume.

Cost of revenues was US$28.3 million for the third quarter of 2018, showing an increase of 4.7% from US$27.0 million in the third quarter of 2017, which was generally in-line with the growth of the Company's revenues.

Gross profit for the third quarter of 2018 was US$401.1 thousand, representing a 166.3% increase from US$150.6 thousand in the third quarter of 2017.

Selling and marketing expenses in the third quarter of 2018 decreased 80.1% to US$805 thousand from US$4 million in the third quarter of 2017. As a percentage of total revenue, selling and marketing expenses were 2.8% and 14.9% in the third quarter of 2018 and the same period of 2017, respectively.

General and administrative expenses in the third quarter of 2018 were US$995 thousand, representing an increase of 1.5% from US$980 thousand in the third quarter of 2017. As a percentage of total revenues, general and administrative expenses were 3.5% and 3.6% in the third quarter of 2018 and the same period of 2017, respectively.

Loss from operations in the third quarter of 2018 was US$1.4 million, showing a decrease of 71.3% from US$4.9 million in the third quarter of 2017.

Net loss attributable to the Company in the third quarter of 2018 was US$1.7 million, representing a decrease of 61.5% from US$4.5 million in the third quarter of 2017. Non-GAAP net loss attributable to the Company, which excludes amortization of acquired intangible assets, share-based compensation, and related provision for income tax benefits, was US$1.5 million compared to US$2.6 million in the same period of 2017. For the quarters ended September 30, 2018, and September 30, 2017, the Company's weighted average number of ordinary shares used in computing loss per ordinary share were 1,476,866,650 and 1,476,144,194, respectively.

As of September 30, 2018, the Company's cash and cash equivalents were US$9.9 million, showing an increase of 101.8% from US$4.9 million as of December 31, 2017. Total shareholders' equity was US$20.3 million as compared to US$103.5 million at the end of 2017, which was mainly due to the impairment of US$73.8 million provided for goodwill and acquired intangible assets in total during the first nine month of 2018.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("GAAP"), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of our operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP loss from operations and net loss attributable to the Company) which is adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and income tax benefits. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

About JMU Limited

JMU Limited currently operates China's leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JMU keeps concentrating on its ready-to-cook and ready-to eat products in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed a leading industrial alliance and has great resource leverage in China's catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim", "anticipate", "believe", "estimate", "expect", "going forward", "intend", "ought to", "plan", "project", "potential", "seek", "may", "might", "can", "could", "will", "would", "shall", "should", "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU's strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU's plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Luna Zhang
JMU Limited
zhangluna@ccjmu.com
Tel: +86 (021) 6015-1166, ext. 8904

Bill Zima
ICR Inc.
bill.zima@icrinc.com
Tel: +1(203)-682-8200

JMU LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	September 30, 2017	September 30, 2018
Related parties	4,005	2,821
Third parties	23,141	25,832
Total Revenues	27,146	28,653
Cost of revenues	(26,996)	(28,252)
Gross profit	150	401
Operating expenses:
Selling and marketing	(4,040)	(805)
General and administrative	(980)	(995)
Impairment loss	-	-
Total operating expenses	(5,020)	(1,800)
Loss from operations	(4,870)	(1,399)
Interest income	(92)	(383)
Other income, net	5	11
Loss before provision for income taxes	(4,957)	(1,771)
Income tax benefits	493	51
Net loss	(4,464)	(1,720)
Net loss per ordinary share
Basic	(0.003)	(0.001)
Diluted	(0.003)	(0.001)
Weighted average shares used in calculating net loss per ordinary share
Basic	1,476,144,194	1,476,866,650
Diluted	1,476,144,194	1,476,866,650

JMU LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
INCOME/(LOSS)
(US dollars in thousands)

	Three Months Ended
	September 30, 2017	September 30, 2018
Net loss	(4,464)	(1,720)
Other comprehensive income/(loss)
Change in cumulative foreign currency translation adjustment	4,603	(847)
Comprehensive income/(loss)	139	(2,567)

JMU LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS
(US dollars in thousands)

	December 31, 2017	September 30, 2018
ASSETS:
Current assets:
Cash and cash equivalents	4,912	9,912
Accounts receivable, net	3,296	9,677
Inventories	539	818
Prepaid expenses and other current assets, net	2,246	1,689
Amounts due from related parties	3,063	5,497
Total current assets	14,056	27,593
Non-current assets:
Property and equipment, net	1,795	1,059
Acquired intangible assets, net	10,264	7,671
Investment	768	728
Goodwill	108,940	33,274
Deferred tax assets	157	103
Other non-current assets	162	116
Total non-current assets	122,086	42,951
TOTAL ASSETS	136,142	70,544
LIABILITIES AND SHAREHOLDER'S EQUITY :
Current liabilities:
Short-term bank borrowings	7,685	7,280
Accounts and notes payable	3,981	9,949
Accrued expenses and other current liabilities	9,292	7,894
Advance from customers	1,244	228
Amounts due to related parties	604	4,079
Total current liabilities	22,806	29,430
Non-current liabilities:
Other non-current liabilities	1,534	850
Deferred tax liabilities	2,565	1,918
Amount due to related parties	5,686	18,022
Total non-current liabilities	9,785	20,790
TOTAL LIABILITIES	32,591	50,220
Commitments and contingencies
Shareholders' equity:
Ordinary shares	15	15
Additional paid-in capital	634,071	634,344
Accumulated deficit	(513,903)	(594,984)
Accumulated other comprehensive loss	(16,632)	(19,051)
Total shareholders' equity	103,551	20,324
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	136,142	70,544

JMU LIMITED
Reconciliation of Non-GAAP financial measures
to comparable GAAP measures
(US dollars in thousands)

		Three Months Ended
		September 30, 2017	September 30, 2018
Loss from operations		4,870	1,399
Net loss attributable to JMU Ltd.		4,464	1,720
Amortization of acquired intangible assets	a	2,117	265
Provision for income tax benefits	b	(493)	(51)
Share-based compensation	c	237	39
Impairment loss	d	-	-
Non-GAAP loss from operation (a)(c)(d)		2,516	1,095
Non-GAAP net loss attributable to JMU Ltd.(a)(b)(c)(d)		2,603	1,467
Note:
(a)Adjustment to exclude amortization of acquired intangible assets
(b)Adjustment to exclude income tax benefits
(c)Adjustment to exclude share-based compensation
(d)Adjustment to exclude impairment loss